The SPAC and New Issue ETF

A series of Collaborative Investment Series Trust

Supplement dated August 19, 2022 to the

Combined Proxy Statement and Prospectus (the “Proxy Statement”) and Statement of

Additional Information each dated June 21, 2022.

The proposed reorganization of The SPAC and New Issue ETF (the “Target Fund”) series of Collaborative Investment Series Trust (the “Collaborative Trust”) into the AXS SPAC and New Issue ETF series of Investment Managers Series Trust II (the “IMST Trust”) has been approved by shareholders of the Target Fund. However, the Collaborative Trust and the IMST Trust have agreed to temporarily postpone the closing of the reorganization of the Target Fund to a later date. The Collaborative Trust and the IMST Trust will inform shareholders of the Target Fund when a closing date for the reorganization is determined.

Please retain this Supplement for your records.